UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*

                              Silgan Holdings Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   827048 10 9
                                 --------------
                                 (CUSIP Number)


                                December 31, 2008
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

            [_] Rule 13d-1(b)

            [_] Rule 13d-1(c)

            [X] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 827048 10 9                  13G                           Page 2 of 9
--------------------------------------------------------------------------------

1.    Names of Reporting Persons                            R. Philip Silver

      I.R.S. Identification
      Nos. of Above Persons (Entities Only)

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (see instructions)

      (a) [ ]
      (b) [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                  United States

--------------------------------------------------------------------------------

                           5.  Sole Voting Power            5,132,616

    Number of              -----------------------------------------------------
     Shares
   Beneficially            6.  Shared Voting Power          1,306,539
    Owned by
      Each                 -----------------------------------------------------
    Reporting
     Person                7.  Sole Dispositive Power       5,132,616
      With
                           -----------------------------------------------------

                           8.  Shared Dispositive Power     1,306,539

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned
      by Each Reporting Person                              6,439,155

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9)              [ ]
      Excludes Certain Shares (see instructions)

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row (9)     17.0%

--------------------------------------------------------------------------------

12.   Type of Reporting Person (see instructions)           IN

--------------------------------------------------------------------------------

CUSIP NO. 827048 10 9                  13G                           Page 3 of 9
--------------------------------------------------------------------------------

1.    Names of Reporting Persons                            D. Greg Horrigan

      I.R.S. Identification
      Nos. of Above Persons (Entities Only)

--------------------------------------------------------------------------------


2.    Check the Appropriate Box if a Member of a Group (see instructions)

      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                  United States

--------------------------------------------------------------------------------

                           5.  Sole Voting Power            5,001,770

    Number of              -----------------------------------------------------
     Shares
   Beneficially            6.  Shared Voting Power             48,500
    Owned by
      Each                 -----------------------------------------------------
    Reporting
     Person                7.  Sole Dispositive Power       5,001,770
      With
                           -----------------------------------------------------

                           8.  Shared Dispositive Power        48,500

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned
      by Each Reporting Person                              5,050,270

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9)              [ ]
      Excludes Certain Shares (see instructions)

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row (9)     13.3%

--------------------------------------------------------------------------------

12.   Type of Reporting Person (see instructions)           IN

--------------------------------------------------------------------------------

Item 1(a) Name of Issuer:      Silgan Holdings Inc.
          --------------


Item 1(b) Address of Issuer's Principal Executive Offices:   4 Landmark Square
          -----------------------------------------------    Suite 400
                                                             Stamford, CT  06901

Item 2(a) Name of Person Filing:
          ---------------------

This statement is filed on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Act, each person filing this statement acknowledges that he is responsible for the completeness and accuracy of the information concerning him but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he knows or has reason to believe that such information is inaccurate.

                              R. Philip Silver
                              D. Greg Horrigan


Item 2(b) Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

The business address of R. Philip Silver is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

The business address of D. Greg Horrigan is 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.


Item 2(c) Citizenship:   Each of the persons filing this statement is a United
          -----------    States citizen.

Item 2(d) Title of Class of Securities:  Common Stock
          ----------------------------

Item 2(e) CUSIP Number:                  827048 10 9
          ------------

Item 3.   If this  statement  is  filed  pursuant  to  section  240.13d-1(b)  or
          ----------------------------------------------------------------------
          240.13d-2(b) or (c), check whether the person filing is a:
          ---------------------------------------------------------

      (a) [ ] Broker or dealer registered under Section 15 of the Act;

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

      (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

      (j) [ ] A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

      (k) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

          If  filing  as a  non-U.S.  institution  in  accordance  with  section
          240.13d-1(b)(1)(ii)(J),   please  specify  the  type  of  institution:
          ______________________.

      Not applicable.


Item 4.  Ownership.
         ---------

     (a) Amount beneficially owned:

     As of December 31, 2008, Mr. Silver may be deemed to be the beneficial owner of 6,439,155 shares of Common Stock. This amount consists of (i) 3,079,030 shares of Common Stock owned directly by Mr. Silver over which he has sole voting and dispositive power; (ii) 2,000,000 shares of Common Stock owned by grantor retained annuity trusts of which Mr. Silver is the sole trustee with sole voting and dispositive power; (iii) 1,123,539 shares of Common Stock owned by the Robert Philip Silver 2002 GRAT Article III Trust for Benefit of Spouse and Descendants (of which Mr. Silver's spouse is a co-trustee), over which Mr. Silver may be deemed to have shared voting and dispositive power; (iv) 183,000 shares of Common Stock owned by the Silver Family Foundation of which Mr. Silver, his spouse and his sons are the trustees with shared voting and dispositive power; and (v) 53,586 shares of Common Stock owned by the Silver Family Limited Partnership of which Mr. Silver is the sole general partner with sole voting and dispositive power. This amount excludes 857 shares of Common Stock issuable for 857 restricted stock units granted to Mr. Silver under the Silgan Holdings Inc. 2004 Stock Incentive Plan, as amended, which restricted stock units vested on June 1, 2008 but for which Mr. Silver has deferred receipt of such shares until June 1, 2017. This amount also excludes 877 shares of Common Stock issuable for 877 restricted stock units granted to Mr. Silver under the Silgan Holdings Inc. 2004 Stock Incentive Plan, as amended, which restricted stock units vest on June 5, 2009 but for which Mr. Silver has deferred receipt of such shares until June 5, 2013.

     As of December 31, 2008, Mr. Horrigan may be deemed to be the beneficial owner of 5,050,270 shares of Common Stock. This amount consists of (i) 4,693,374 shares of Common Stock owned directly by Mr. Horrigan over which he has sole voting and dispositive power; (ii) 48,500 shares of Common Stock owned by The Pay It Forward Foundation (formerly known as Futures Foundation) of which Mr. Horrigan and his spouse are the trustees with shared voting and dispositive power; and (iii) 308,396 shares of Common Stock owned by the Horrigan Family Limited Partnership of which Mr. Horrigan is the sole general partner with sole voting and dispositive power. This amount excludes 857 shares of Common Stock issuable for 857 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. 2004 Stock Incentive Plan, as amended, which restricted stock units vested on June 1, 2008 but for which Mr. Horrigan has deferred receipt of such shares until June 1, 2017. This amount also excludes 877 shares of Common Stock issuable for 877 restricted stock units granted to Mr. Horrigan under the Silgan Holdings Inc. 2004 Stock Incentive Plan, as amended, which restricted stock units vest on June 5, 2009 but for which Mr. Horrigan has deferred receipt of such shares until June 5, 2018.

     (b) Percent of class:

     According to the Issuer's most recent Quarterly Report on Form 10-Q, the number of shares outstanding of the Issuer's Common Stock as of October 31, 2008 was 37,963,110. The shares of Common Stock which Mr. Silver may be deemed to beneficially own as of December 31, 2008 constitute approximately 17.0% of such total number of shares of Common Stock outstanding. The shares of Common Stock which Mr. Horrigan may be deemed to beneficially own as of December 31, 2008 constitute approximately 13.3% of such total number of shares of Common Stock outstanding.

     (c) Number of shares of Common Stock as to which the person has:

     Mr. Silver
     ----------

     (i)    Sole power to vote or to direct the vote:                 5,132,616
     (ii)   Shared power to vote or to direct the vote:               1,306,539
     (iii)  Sole power to dispose or to direct the disposition of:    5,132,616
     (iv)   Shared power to dispose or to direct the disposition of:  1,306,539

     Mr. Horrigan
     ------------

     (i)    Sole power to vote or to direct the vote:                 5,001,770
     (ii)   Shared power to vote or to direct the vote:                  48,500
     (iii)  Sole power to dispose or to direct the disposition of:    5,001,770
     (iv)   Shared power to dispose or to direct the disposition of:     48,500

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being  Reported on by the Parent  Holding  Company or Control
          ----------------------------------------------------------------------
          Person.
          ------

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group.
          ------------------------------

          Not applicable.

Item 10.  Certification.
          -------------

          Not applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 12, 2009


                                                      /s/ R. Philip Silver
                                                      --------------------------
                                                      R. Philip Silver



                                                      /s/ D. Greg Horrigan
                                                      --------------------------
                                                      D. Greg Horrigan

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of this Amendment No. 6 to
Schedule 13G with respect to the Common Stock, $.01 par value, of Silgan Holdings Inc. This Joint Filing Agreement shall be included as an exhibit to such Amendment No. 6 to Schedule 13G.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 12th day of February, 2009.



                                                      /s/ R. Philip Silver
                                                      --------------------------
                                                      R. Philip Silver



                                                      /s/ D. Greg Horrigan
                                                      --------------------------
                                                      D. Greg Horrigan